UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

MAP Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

56509R108
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56509R108	SCHEDULE 13G	Page 2 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Perseus-Soros BioPharmaceutical Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 56509R108	SCHEDULE 13G	Page 3 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Perseus-Soros Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 56509R108	SCHEDULE 13G	Page 4 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Perseus BioTech Fund Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 56509R108	SCHEDULE 13G	Page 5 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SFM Participation, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 56509R108	SCHEDULE 13G	Page 6 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SFM AH LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 56509R108	SCHEDULE 13G	Page 7 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Perseuspur, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 162 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 162 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

(1)  These shares were disposed of on January 5, 2012.

CUSIP No. 56509R108	SCHEDULE 13G	Page 8 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Frank H. Pearl (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 162 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 162 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IN

(1)  These shares were disposed of on January 5, 2012.

CUSIP No. 56509R108	SCHEDULE 13G	Page 9 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Soros Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO; IA

CUSIP No. 56509R108	SCHEDULE 13G	Page 10 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George Soros (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 56509R108	SCHEDULE 13G	Page 11 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert Soros (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 56509R108	SCHEDULE 13G	Page 12 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jonathan Allan Soros (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 56509R108	SCHEDULE 13G	Page 13 of 21 Pages

Item 1.	(a)	Name of Issuer

MAP Pharmaceuticals, Inc. (the “Company”).

	(b)	Address of Issuer’s Principal Executive Offices

2400 Bayshore Parkway, Suite 200 Mountain View, CA 94043

Item 2.	(a)	Names of Persons Filing

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

		(i)	Perseus-Soros BioPharmaceutical Fund, LP, a Delaware limited partnership (“Perseus-Soros”);

		(ii)	Perseus-Soros Partners, LLC, a Delaware limited liability company (“PSP GP” and general partner of Perseus-Soros);

		(iii)	Perseus BioTech Fund Partners, LLC, a Delaware limited liability company (“PBFP Partners” and a managing member of PSP GP);

		(iv)	SFM Participation, L.P., a Delaware limited partnership (“SFM Participation” and a member of PSP GP (1));

		(v)	SFM AH LLC, a Delaware limited liability company (“SFM AH” and general partner of SFM Participation);

		(vi)	Perseuspur, L.L.C., a Delaware limited liability company (“Perseuspur” and managing member of PBFP Partners);

		(vii)	Mr. Frank H. Pearl (“Mr. Pearl” and managing member of Perseuspur);

		(viii)	Soros Fund Management LLC, a Delaware limited liability company (“SFM LLC” and the sole managing member of SFM AH).

		(ix)	Mr. George Soros (“Mr. George Soros” and Chairman of SFM LLC);

		(x)	Mr. Robert Soros (“Mr. Robert Soros” and Deputy Chairman of SFM LLC); and

		(xi)	Mr. Jonathan Allan Soros (“Mr. Jonathan Soros,” formerly President and Deputy Chairman of SFM LLC).

(1) On December 21, 2011, as a result of the restructuring of PSP GP, Aisling Capital LLC became a new managing member of PSP GP and PBFP Partners continued to be a member of PSP GP.  Prior to that date, the Reporting Persons ceased to own more than 5% of the outstanding Common Stock (as defined below).

CUSIP No. 56509R108	SCHEDULE 13G	Page 14 of 21 Pages

(b)	Address of Principal Business Office

The address of the principal business offices of (i) Perseus-Soros and (ii) PSP GP is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

The address of the principal business offices of (i) PBFP Partners, (ii) Perseuspur and (iii) Mr. Pearl is 2099 Pennsylvania Ave., N.W., Suite 900, Washington, D.C. 20006.

The address of the principal business offices of (i) SFM Participation, (ii) SFM AH, (iii) SFM LLC, (iv) Mr. George Soros, (v) Mr. Robert Soros and (vi) Mr. Jonathan Soros is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

(c)	Citizenship

	(i)	Perseus-Soros – a Delaware limited partnership

	(ii)	PSP GP – a Delaware limited liability company

	(iii)	PBFP Partners – a Delaware limited liability company

	(iv)	SFM Participation – a Delaware limited partnership

	(v)	SFM AH – a Delaware limited liability company

	(vi)	Perseuspur – a Delaware limited liability company

	(vii)	Mr. Pearl – United States

	(viii)	SFM LLC – a Delaware limited liability company

	(ix)	Mr. George Soros – United States

	(x)	Mr. Robert Soros – United States

	(xi)	Mr. Jonathan Soros – United States

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share (the “Common Stock” or “Shares”)

(e)	CUSIP Number

56509R108

Information contained herein concerning SFM Participation, SFM AH, SFM LLC, Mr. George Soros, Mr. Robert Soros and Mr. Jonathan Soros has been provided by SFM LLC.  Perseus-Soros, PSP GP, PBFP Partners, Perseuspur and Mr. Pearl assume no responsibility for such information.  Information contained herein concerning PBFP Partners, Perseuspur and Mr. Pearl has been provided by each such Reporting

CUSIP No. 56509R108	SCHEDULE 13G	Page 15 of 21 Pages

Person. Perseus-Soros, PSP GP, SFM Participation, SFM AH, SFM LLC, Mr. George Soros, Mr. Robert Soros and Mr. Jonathan Soros assume no responsibility for such information.

Item 3.	This statement is not being filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.	Ownership.

(a) Amount Beneficially Owned

As of December 31, 2011, the Reporting Persons, except Perseuspur and Mr. Pearl, no longer beneficially owned any Shares.

As of December 31, 2011, Perseuspur and Mr. Pearl may be deemed to own 162 Shares.

(b) Percentage Owned

Based on calculations made in accordance with Rule 13d-3(d), based on the information provided by the Company in its Quarterly Report on Form 10-Q filed on November 8, 2011 indicating that there were 30,497,188 Shares outstanding as of October 31, 2011, Perseuspur and Mr. Pearl may be deemed to beneficially own 0.0% of the outstanding Shares.

(c) Number of Shares as to Which Such Person Has:

As of December 31, 2011, Perseuspur and Mr. Pearl may be deemed to share the power to direct the voting and disposition of 162 Shares.

Item 5.	Ownership of Five Percent or Less of a Class

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

As of December 31, 2011, all Reporting Persons ceased to be the beneficial owner of 5% of the Common Stock, and this Amendment No.4 to Schedule 13G constitutes the Reporting Persons’ exit filing.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

CUSIP No. 56509R108	SCHEDULE 13G	Page 16 of 21 Pages

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP No. 56509R108	SCHEDULE 13G	Page 17 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of February 10, 2012

PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP

By:	Perseus-Soros Partners, LLC General Partner

By:	Aisling Capital LLC Managing Member

By:	/s/ Lloyd Appel
Name: Lloyd Appel
Title: Chief Financial Officer

CUSIP No. 56509R108	SCHEDULE 13G	Page 18 of 21 Pages

PERSEUS-SOROS PARTNERS, LLC

By:	Aisling Capital LLC Managing Member

By:	/s/ Lloyd Appel
Name: Lloyd Appel
Title: Chief Financial Officer

PERSEUS BIOTECH FUND PARTNERS, LLC

By:	Perseuspur, L.L.C. Managing Member

By:	Frank H. Pearl Managing Member

By:	/s/ Kenneth M. Socha
Name: Kenneth M. Socha
Title: Attorney-in-Fact for Mr. Pearl

CUSIP No. 56509R108	SCHEDULE 13G	Page 19 of 21 Pages

SFM PARTICIPATION, L.P.

By:	SFM AH LLC General Partner

By:	Soros Fund Management LLC Managing Member

By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Assistant General Counsel

SFM AH LLC

By:	Soros Fund Management LLC Managing Member

By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Assistant General Counsel

PERSEUSPUR, L.L.C.

By:	Frank H. Pearl Managing Member

By:	/s/ Kenneth M. Socha
Name: Kenneth M. Socha
Title: Attorney-in-Fact for Mr. Pearl

CUSIP No. 56509R108	SCHEDULE 13G	Page 20 of 21 Pages

MR. FRANK H. PEARL

By:	/s/ Kenneth M. Socha
Name: Kenneth M. Socha
Title: Attorney-in-Fact

MR. GEORGE SOROS

By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Attorney-in-Fact

MR. ROBERT SOROS

By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Attorney-in-Fact

MR. JONATHAN ALLAN SOROS

By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Attorney-in-Fact

SOROS FUND MANAGEMENT LLC

By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Assistant General Counsel

CUSIP No. 56509R108	SCHEDULE 13G	Page 21 of 21 Pages

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. (Previously Filed).

Exhibit 2.
Power of Attorney, dated June 26, 2009 appointing each of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, Robert Soros and David Taylor as Attorney-In-Fact for George Soros. (Previously Filed).

Exhibit 3.
Power of Attorney, dated October 3, 2007, appointing each of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber and David Taylor as Attorney-In-Fact for Robert Soros.  (Previously Filed).

Exhibit 4.
Power of Attorney, dated October 3, 2007, appointing each of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber and David Taylor as Attorney-In-Fact for Jonathan Soros.  (Previously Filed).

Exhibit 5.	Power of Attorney, dated December 6, 2007, appointing each of Kenneth M. Socha and Teresa Y. Bernstein as Attorney-in-Fact for Frank H. Pearl. (Previously Filed).